April 29, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ezagoo Ltd

Registration Statement on Form S-1

Filed March 5, 2019

File No. 333-228681

To the men and women of the SEC:

On behalf of Ezagoo Ltd, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 14, 2019 addressed to Mr. Xiaohao Tan, the Company’s President, with respect to the Company’s filing of its S-1 on March 5, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have again amended our offering price per share in the Registration Statement. All corresponding disclosures have also been amended accordingly.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1 filed March 5, 2019

Financial Statements, page F-1

1. Please note the financial statement updating requirements of Article 8-08 of Regulation SX and provide an updated consent from your independent accountant within the amended filing.

Company Response:

We have updated our financials and corresponding disclosures throughout.

Form S-1/A filed March 5, 2019

Prospectus Summary, page 2

2. We note your response to prior comment 1; however, your prospectus summary does not present a description of your current and future business plans. In addition, you later disclose that your company's business plan is "to provide advertising through telecommunications," but your business appears limited to providing video advertising on buses. It is not clear how your business involves telecommunications. Please clarify.

Company Response:

We have revised to remove any references to telecommunications throughout. In each instance we have clarified that we offer advertising on buses.

Description of Business, page 18

3. We note your response to prior comment 5. Please file English versions of your material contractual agreements with HEZL underlying your VIE structure, and highlight the material details of those agreements. Also, provide a risk factor discussing the attendant risks to operating your business through a VIE structure.

Company Response:

We have included all English agreements regarding our material contracts with HEZL underlying our VIE structure. Please see exhibits 10.1-10.4. These are the same agreements previously provided, however, we have subsequently highlighted the material details of each agreement.

We have added the following risk factor to page 18:

“We operate through “Hunan Ezagoo Zhicheng Internet Technology Limited,” a Chinese, “PRC” Company, which is considered to be a variable interest entity of our company, the issuer. Any gains or losses of Hunan Ezagoo Zhicheng Internet Technology Limited directly impact our own financial condition.

We operate through “Hunan Ezagoo Zhicheng Internet Technology Limited,” a Chinese, “PRC” Company, which is considered to be a variable interest entity of our company, the issuer. We rely in great part on the success of Hunan Ezagoo Zhicheng Internet Technology Limited. Our consolidated financial statements include the financial statements of our company, our subsidiaries and our consolidated VIE for which we are the primary beneficiary. Any losses or detriments that affect Hunan Ezagoo Zhicheng Internet Technology Limited, also directly effect our own financial condition.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 29, 2019

/s/ Xiaohao Tan

Xiaohao Tan

President